UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Pavel Merkul CJSC “Russian Standard” Corporation” Chief of Staff 12 Krasnopresnenskaya Nab. Office 1507 Moscow, Russia 123610 7 (495) 967-0990

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS CJSC “Russian Standard” Corporation”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 72,739,924 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 72,739,924 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 153435102

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011. Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On December 6, 2011, RSC sent a letter to the Issuer proposing a transaction between the Issuer and RSC. In this letter, RSC proposed (i) to assist the Issuer in restructuring its financial position, (ii) to extend a line of credit to the Issuer through Russian Standard Bank and (iii) the potential cooperation between the Issuer and Roust, Inc., a Russian spirits business, which is part of the Russian Standard family of companies controlled by Mr. Tariko, and integration of the gross margin of Roust into the Issuer. In exchange, RSC requests that the Issuer issue new shares to RSC and thereby increase the equity position of the Reporting Persons in the Issuer. The Reporting Persons believe that such a transaction would result in substantial benefits to the Issuer including increased cash flow, increased revenue, higher efficiency and cost savings.

In furtherance of this objective, the Reporting Persons may in the future engage in conversations with the Issuer and other stockholders with respect to this or other transactions and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.3	Letter from Russian Standard Corporation to Central European Distribution Corporation dated December 6, 2011

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2011

RUSSIAN STANDARD CORPORATION

By:	/s/ Nelia Nouriakhmetova
Name:	Nelia Nouriakhmetova
Title:	CEO

/s/ Roustam Tariko
Name:	Roustam Tariko